UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. held on July 31, 2013, the following resolutions were approved by the shareholders:

1.
Approval of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2013 and for an additional period until the next General Meeting; and authorization of the Board and the Audit Committee to determine the auditors’ fees;

2.	Re-election of Mr. Dan Suesskind and Dr. Shmuel Cabilly to the Board of the Company;

3.	Approval the Company's Compensation Policy;

4.	Approval of an equity grant to the Company's Chairman of the Board and CEO, Mr. Dror Ben-Asher;

5.	Approval of an equity grant to the Company's Deputy CEO, Finance and Operations, Mr. Ori Shilo;

6.	Approval of equity grants to three (3) non-management directors of the Company;

7.
Approval of an increase in the maximum amount of indemnification that the Company may prospectively undertake to indemnify its directors and officers from US $3,000,000 to US $5,000,000, and to amend the existing Letters of Exemption and Indemnification to reflect this increase; and

8.
Approval of an increase in the authorized share capital of the Company from NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2013	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher Dror Ben-Asher Chief Executive Officer